EXHIBIT 99.1

POET Selected by Mentech to Supply Engines for 800G and 1.6T Optical Modules

Global leader in optical products places initial orders to supply AI system operators and hyperscale data centers

TORONTO and SHENZHEN, China, Sept. 10, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and AI markets, today announced that Mentech Technology (“Mentech”) has selected POET’s transmit and receive optical engines for use in the development of 800G pluggable transceiver and has placed purchase orders for those engines. The sample orders by Mentech are for initial builds and engineering development.

“Our end users expect us to deliver great performing products that allow them to reach their business goals and grow their market share. A key to our progress is having outstanding vendors who can ensure that our entire eco-system remains innovative and cutting edge. Adding POET’s optical interposer platform technology helps us to expand our capabilities. The small form factor and flexibility of POET’s highly integrated optical engines allow us to smoothly transition our products to higher speeds when our customers are ready for us to do so,” said Dr. Qian Yinbo, Mentech’s Chief Technology Officer.

Mentech is one of the world’s largest suppliers of data communications and telecommunications components. Among its existing products are 200G to 800G optical modules that are part of networking infrastructure for data centers.

“Mentech is an industry leader that has achieved its success thanks to its talented and detail-oriented engineering team. POET has worked closely with Mentech to reach this pivotal stage in our relationship, and we look forward to seeing their 800G and 1.6T modules, powered by POET optical engines, out in the marketplace,” says Dr. Mo Jinyu, POET’s senior vice-president and general manager in Asia.

Optical module design efforts usually take six to nine months followed by end customer testing of an additional three to six months. Mentech is expecting an early launch of these new products incorporating POET’s optical engines.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

About Mentech Technology
Founded in 2008, Mentech Technology (“Mentech”) is a high-tech enterprise integrating R&D, production and sales, specializing in design and mass production. Since 2013, the company has been introducing products in fields such as magnetic components, optical communications, intelligent transportation, charging facilities, photovoltaic power generation and energy storage, and providing customers with device and module-level solutions (including products and ODM and JDM services). Mentech insists on the concept of “Technology first, quality first” and builds a product strategy based on technology reserves centered on cost-effective solutions. Mentech and its subsidiaries have 363 valid patents, including: 63 invention patents, 46 software copyright registration, 33 papers, and 202 trademarks. The company is involved in the drafting and revision of over 60 national standards, industry standards, corporate standards, and technical specifications. Mentech has six production bases in China (Henan, Hubei, Jiangxi and Guangdong), Vietnam and Malaysia, with a manufacturing area of more than 820,000 square feet, with the most advanced automation equipment and management systems. For more information on Mentech, please visit www.mentech.com.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations regarding its successful penetration of the Artificial Intelligence hardware markets.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, the size, future growth and needs of Artificial Intelligence network suppliers, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, reorganization efforts, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of Artificial Intelligence networks to continue to grow as expected, the failure of the Company’s products to meet performance requirements for AI and datacom networks, lack of sales in its products, lack of sales by its customers to end-users, operational risks in the completion of the Company’s projects, risks affecting the Company’s ability to complete its products, the ability of the Company to generate sales for its products, the ability of its customers to generate sales for products that incorporate the Company’s products, the ability to attract key personnel, the failure of its reorganization efforts and the ability to raise additional capital when needed. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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